NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders ("Shareholders") of registered common shares ("Common Shares") of Lithium Argentina AG (the "Company" or "Lithium Argentina") will be held simultaneously at Regus, Dammstrasse 19, 6300 Zug, Switzerland and at Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA at 5:00 p.m. (Central European Summer Time) on June 19, 2026. The two locations will be linked via a live video and audio link.

At the Meeting, Shareholders will be asked to consider and vote upon the following matters:

1. To approve the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.

2. To approve the appropriation of the accumulated loss for fiscal year 2025.

3. To approve the discharge of the members of the Board of Directors of the Company (the "Board") and of the executive management team from liability for the activities during fiscal year 2025.

4. To approve the Company's new amended and restated equity incentive plan.

5. To re-elect eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

6. To re-elect the Chair of the Board for a term extending until completion of the next annual general meeting.

7. To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.

8. To appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

9. To elect for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor.

10. To approve a non-binding advisory resolution on the Company's executive compensation.

11. To approve the maximum aggregate compensation of the Board for the period until the next annual general meeting.

12. To approve the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss law.

13. To approve a non-binding advisory resolution on the Swiss statutory compensation report.

14. To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2025 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithium-argentina.com, on SEDAR+ www.sedarplus.ca or on EDGAR at the website of the SEC at www.sec.gov/edgar. All Shareholders are reminded to review the Circular before voting.

This notice, the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2026. Any additional Shareholders who are registered in the Company's share register as of the close of business on June 1, 2026, being the record date for voting set by the Board, but who were not registered in the share register as of April 29, 2026, will receive a copy of this notice, the Circular and proxy materials as soon as practicable after June 1, 2026. Shareholders not registered in the Company's share register as of June 1, 2026 will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of June 1, 2026, you may grant a proxy to vote on each of the proposals and any modification to any of the proposals or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

Shareholders who are unable to attend the Meeting are encouraged to vote by mail, internet or telephone, as further described in the Circular. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the independent voting rights representative no later than 5:00 p.m. (Central European Summer Time) on June 17, 2026 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held. The Company's independent voting representative for the Meeting is Anwaltskanzlei Keller AG, att. Lithium Argentina AG, P.O. Box 1889, CH-8027 Zurich, Switzerland.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at info@lithium-argentina.com.

DATED this 4th day of May, 2026.

On behalf of the Board of Directors
(signed) "John Kanellitsas"
Chair